UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TSR, Inc.

(Name of Subject Company)

TSR, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

872885207

(CUSIP Number of Class of Securities)

Thomas Salerno

Chief Executive Officer

400 Oser Avenue, Suite 150

Hauppauge, NY 11788

(631) 231-0333

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Lawrence R. Bard, Esq.

Scott D. Museles, Esq.

Shulman Rogers, P.A.

12505 Park Potomac Ave, Suite 600

Potomac, MD 20854

(301) 230-5200

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Vienna Acquisition Corporation, a Delaware corporation (“Merger Sub”), and a direct or indirect wholly owned subsidiary of Vienna Parent Corporation, an Indiana corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.01 per share of TSR, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 15, 2024, by and among the Company, Parent and Merger Sub. If successful, the Offer will be followed by a merger of Merger Sub with and into the Company (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

●	Exhibit 99.1: Joint Press Release of the Company and Parent, dated May 15, 2024
●	Exhibit 99.2: Form of email distributed to Company employees
●	Exhibit 99.3: Form of email distributed to Company consultants
●	Exhibit 99.4: Form of email distributed to Company customers
●	Exhibit 99.5: Form of Company LinkedIn post
●	Exhibit 99.6: Company guidelines for employee responses to inquiries
●	Exhibit 99.7: Company Employee Presentation
●	Exhibit 99.8: Company Customer Presentation

Additional Information and Where to Find It; Participants in the Solicitation

The tender offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Vienna Parent Corporation and Vienna Acquisition Corporation (collectively, the “Vienna Filings Persons”) will file with the United States Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. A solicitation and offer to buy outstanding shares of TSR, Inc. (the “Company”) will only be made pursuant to the tender offer materials that the Vienna Filing Persons intend to file with the SEC. BCforward itself is not a party to the Merger Agreement, nor is it involved in any part of the tender offer. At the time the tender offer is commenced, the Vienna Filing Persons will file tender offer materials on Schedule TO, and TSR will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF TSR ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF TSR SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE TENDER OFFER. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of TSR at no expense to them on the SEC’s website at www.sec.gov and (once they become available) will be mailed to the stockholders of TSR free of charge. Free copies of these materials and certain other offering documents will be made available by TSR by mail to TSR, Inc., 400 Oser Avenue, Suite 150, Hauppauge, NY 11788, Attention: Investor Relations, by email at info@tsrconsulting.com, or by directing requests for such materials to the information agent for the tender offer, which will be named in the tender offer materials. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, TSR files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by the Vienna Filing Persons and TSR with the SEC for free on the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking statements related to TSR, the Vienna Filing Persons, BCforward, and the proposed transaction that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend”, “goal,” “may”, “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. In this communication, TSR’s forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the proposed transaction; statements about the expected timetable for completing the proposed transaction; TSR’s plans, objectives, expectations and intentions; the financial condition, results of operations and business of TSR, the Vienna Filing Persons and BCforward; and the anticipated timing of the closing of the proposed transaction.

Forward-looking statements are subject to certain risks, uncertainties or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of TSR’s stockholders will tender their shares in the tender offer; the possibility that the Vienna Filing Persons will not be able to obtain the financing necessary to fund the transaction; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived; the effects of the proposed transaction on relationships with employees, other business partners or governmental entities; the impact of competitive services and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks listed under the heading “Risk Factors” in TSR’s periodic reports filed with the U.S. Securities and Exchange Commission, including current reports on Form 8-K, quarterly reports on Form 10-Q, annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by TSR and the Schedule TO and related tender offer documents to be filed by the Vienna Filing Persons. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to TSR and the Vienna Filing Persons, and TSR and the Vienna Filing Persons disclaim any obligation to update the information contained in this communication as new information becomes available.

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